Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-6

under the Securities Exchange Act of 1934, as amended

Filing Person: Nabriva Therapeutics plc

Subject Company: Nabriva Therapeutics AG

Commission File No.: 001-37558

DUBLIN, Ireland, May 23, 2017 - Nabriva Therapeutics plc (“Nabriva Ireland”) today commenced the previously announced tender offer related to the exchange of American depositary shares (“Nabriva AG ADSs”) and common shares (“Nabriva AG Common Shares”) of Nabriva Therapeutics AG (Nasdaq: NBRV) (“Nabriva AG”) for ordinary shares of Nabriva Ireland (the “Exchange Offer”).  Once the Exchange Offer is completed, Nabriva AG will become a subsidiary of Nabriva Ireland, and it is expected that Nabriva Ireland will then become the publicly-traded parent company of the Nabriva Group and its subsidiaries with its tax residency in Ireland.

A tender offer statement on Schedule TO that includes the Exchange Offer Document and related Exchange Offer Tender Form that set forth the complete terms and conditions of the Exchange Offer has been filed with the U.S. Securities and Exchange Commission (the “SEC”) by Nabriva Ireland. Additionally, Nabriva AG has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 today that includes the recommendation of the Management Board and the Supervisory Board of Nabriva AG that holders of Nabriva AG Common Shares and Nabriva AG ADSs tender their securities in the Exchange Offer.

The Exchange Offer will expire at 5:00 p.m., New York City time (11:00 p.m., Austria time), on June 23, 2017, unless extended by means of an announcement posted and delivered by press release in accordance with applicable U.S. federal securities laws and filed with the SEC.

The completion of the Exchange Offer is conditioned upon, among other things, the receipt of tenders into the Exchange Offer in respect of at least 90% of the total issued share capital of Nabriva AG.

Existing Nabriva AG securityholders will be receiving information about exchanging their Nabriva AG Common Shares and/or Nabriva AG ADSs for Nabriva Ireland Shares.  Copies of the tender offer documents are available free of charge to Nabriva AG securityholders by contacting Georgeson LLC, the Information Agent for the Exchange Offer at 866-278-8941 (U.S.) or 1-781-575-2137 (international), and at the website maintained by the SEC at www.sec.gov. Computershare Trust Company, N.A. is acting as the Exchange Agent for the Exchange Offer.

Nabriva is being advised by DLA Piper on U.S. and Austrian law, and by A&L Goodbody on Irish law.

ABOUT NABRIVA AG

Nabriva AG is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infectives to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva AG’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate. Nabriva AG’s lead product candidate, lefamulin, is a novel semi-synthetic pleuromutilin antibiotic with the potential to be the first-in-class available for systemic administration in humans. Nabriva AG believes that lefamulin is the first antibiotic with a novel mechanism of action to have reached late-stage clinical development in more than a decade. Lefamulin is currently being evaluated in two global, registrational Phase 3 clinical trials in patients with moderate to severe CABP. Nabriva AG believes that lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, resistance profile, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and a favorable tolerability profile.

Nabriva AG owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the success and consequences of the Exchange Offer and the redomiciliation transaction, are forward-looking statements.

These statements relate to future events or to the Nabriva AG’s or Nabriva Ireland’s future financial performance and involve known and unknown risks, uncertainties and other factors which may cause Nabriva AG’s or the Nabriva Ireland’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “might”, “objective”, “plan”, “potential”, “predict”, “project”, “positioned”, “seek”, “should”, “target”, “will”, “would”, or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections about Nabriva AG’s or the Nabriva Ireland’s business and the industry in which it operates and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. Additional information concerning these and other factors is contained in the filings made by Nabriva AG with the SEC, including in its 2016 Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 24, 2017. All forward-looking statements speak only as of the date of this communication. Neither Nabriva AG nor Nabriva Ireland assume any obligation, and disclaims any obligation, to update the information contained in this communication.

ADDITIONAL INFORMATION

This communication does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

In connection with the proposed Exchange Offer, Nabriva Ireland has filed with the SEC a registration statement on Form S-4 to register under the Securities Act of 1933, as amended (the “Securities Act”), the Nabriva Ireland Shares to be issued pursuant to the offer described herein. Nabriva Ireland will also file with the SEC a statement on a Schedule TO pursuant to Rule 14d-3 under the Securities Exchange Act of 1934, as amended, furnishing certain information with respect to the Exchange Offer. The registration statement on Form S-4, the tender offer statement on Schedule TO and any amendments thereto will be available for inspection and copying as set forth below. SHAREHOLDERS ARE ADVISED TO READ THE OFFER TO EXCHANGE/PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REDOMICILIATION TRANSACTION, NABRIVA AG AND NABRIVA IRELAND. Shareholders may obtain copies of the offer to exchange/prospectus and other relevant documents filed with the SEC from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of these reports and other information by mail from the SEC at the above address at prescribed rates or from the website maintained by the SEC at www.sec.gov. You may also inspect certain reports and other information concerning Nabriva AG at www.nabriva.com/investors/SECfilings.

This document is a press release and does not constitute a prospectus for the purposes of Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”). This document has not been approved by the Central Bank of Ireland, nor any equivalent authority in a European Economic Area member state. No offer of shares to the public is made, or will be made in connection with the Exchange Offer, that requires the publication of a prospectus pursuant to the Prospectus Directive.

Nabriva AG Contacts:

INVESTORS

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

610-813-6406

MEDIA

Katie Engleman

Pure Communications, Inc.

Katie@purecommunicationsinc.com

910-509-3977